Manor Park Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Manor Park Securities LLC

OFFICIAL USE
ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Park Avenue, Suite 2500
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg   (908) 743-1307
                                           (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC
(Name - if individual, state last, first, middle name)

97 Froehlich Farm Blvd.   Woodbury   NY   11797
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Manor Park Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
     Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
     Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
     applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
     Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
     the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ] Rule 15c3-3 Exemption Report**

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Bradford Burkett, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Manor Park Securities LLC at December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

_____

Senior Managing Director
Title

Subscribed and sworn
to before me on February 9th, 2018



_____

TIFFANY BRADY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR6338972
Qualified In New York County
My Commission Expires 03-21-2020

Manor Park Securities LLC
Index
December 31, 2017



RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Manor Park Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Manor Park Securities, LLC (the "Company") (a limited liability company), as of December 31, 2017, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Manor Park Securities, LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
February 9, 2018

Manor Park Securities LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	95,970
Prepaid expenses and other		48,683
Total asssets	$	144,653
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	2,279
Deferred rent payable		3,025
Total liabilities		5,304
Members' Equity		139,349
Total liabilities and member's equity	$	144,653

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Nature of Business**

Manor Park Securities LLC, a New York limited liability company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business provides a range of advisory services in connection with mergers, acquisitions, capital raising and certain other corporate finance matters to clients in the healthcare and technology industries, including corporations, limited liability companies, partnerships, institutions, and high net worth individuals. The Company focuses on advising on solutions for clients' complex financial concerns, providing advice to senior management, boards of directors and business owners and institutions in transactions that typically are of significant strategic and financial importance to them. In connection therewith, the Company engages in private placements, mergers and acquisitions and advisory services.

The Company will raise equity and debt or other forms of capital for its healthcare and technology clients through private placements with institutions including, but not limited to, corporate investors, private equity funds, venture capital funds, family offices, and high net worth individuals.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
All cash deposits are held by one financial institution and, therefore, are subject to the credit risk at the financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes specific losses for known troubled accounts and other available evidence.

Income Taxes

As a limited liability company, the Company is not liable for U.S. federal income taxes, but rather income or loss is allocated to its members; the members are then liable for any income taxes.

The Company is subject to New York City Unincorporated Business Tax ("NYC UBT") for which it provides for income taxes and the related accounts under the asset and liability method. During 2017, no income is allocable to New York City and accordingly, no provision for income taxes is reflected.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15C3-1 (the "Rule") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of approximately $91,000 which was approximately $86,000 in excess of its required net capital of $5,000.

The Company does not handle cash or securities on behalf of customers. Therefore, SEC Rule 15c3-3 has no impact on the Company.

4. **Related Party**

The Company paid Match Point Advisory Services, LLC, a related party under an expense sharing agreement in 2017.

5. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2017 and determined there are no subsequent events requiring recognition or disclosure in the financial statements.